PE 01/17/2013 DC



13000087

Act: 1934
Section: 15d
Rule:
Public Availability: 1-18-2013

January 18, 2013

NO ACT

Received SEC

JAN 18 2013

Washington, DC 20549

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Northern Illinois Gas Company
Incoming letter dated January 17, 2013

Based on the facts presented, the Division will not object if Northern Illinois Gas Company stops filing periodic and current reports under the Securities Exchange Act of 1934, including its annual report on Form 10-K for the year ended December 31, 2012. We assume that, consistent with the representations made in your letter, Northern Illinois Gas Company will file a certification on Form 15 making appropriate claims under Exchange Act Rule 12h-3 on or before the due date of its Form 10-K for the year ended December 31, 2012.

This position is based on the representations made to the Division in your letter. Any different facts or conditions might require the Division to reach a different conclusion. Further, this response expresses the Division's position on enforcement action only and does not express any legal conclusion on the question presented.

Sincerely,

Charles Kwon
Special Counsel



DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

January 18, 2013

Mail Stop 4561

Keith M. Townsend
King & Spalding LLP
1180 Peachtree Street, NE
Atlanta, GA 30309-3521

Re: Northern Illinois Gas Company

Dear Mr. Townsend:

In regard to your letter of January 17, 2013, our response thereto is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in your letter.

Sincerely,

Thomas J. Kim
Chief Counsel & Associate Director

KING & SPALDING

King & Spalding LLP
1180 Peachtree Street N.E.
Atlanta, GA 30309-3521
www.kslaw.com

Keith M. Townsend
ktownsend@kslaw.com
Tel: (404) 572-3517
Fax: (404) 572-5133

Securities Exchange Act of 1934, Section 15(d) and Rule 12h-3

January 17, 2013

VIA EMAIL (www.sec.gov/forms/corp_fin_noaction)
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Northern Illinois Gas Company – Commission File No. 001-07296

Ladies and Gentlemen:

On behalf of our client, Northern Illinois Gas Company, an Illinois corporation (the "Company"), we hereby request that the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") confirm that it concurs in the Company's view that the effectiveness of its registration statement on Form S-3 during the year ending December 31, 2012 in connection with the incorporation by reference therein of the Company's Form 10-K for the year ended December 31, 2011, as filed with the Commission on February 22, 2012 (the "2011 Form 10-K"), would not preclude the Company from utilizing Rule 12h-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to suspend its duty to file with the Commission current and periodic reports required by Sections 13(a) and 15(d) of the Exchange Act and the rules and regulations promulgated thereunder for the fiscal year in which the Company's registration statement on Form S-3 became effective or was required to be updated pursuant to Section 10(a)(3) of the Securities Act of 1933, as amended (the "Securities Act"). Subject to the Staff's concurrence with the request set forth in this letter, the Company intends to file a Form 15 pursuant to Rule 12h-3 to discontinue its reporting obligation under Section 15(d) of the Exchange Act prior to the filing deadline for its Annual Report on Form 10-K for the year ending December 31, 2012 (the "2012 Form 10-K").

Factual Background

The Company is a natural gas distribution company. As of the date of this correspondence, the Company is current in all of its reporting requirements under the Exchange

Act. The Company was acquired by AGL Resources Inc. ("AGL") on December 9, 2011, in connection with AGL's acquisition of Nicor Inc., the Company's former parent company. Prior to December 9, 2011, Nicor Inc. owned all of the outstanding shares of the Company's common stock. As noted below, currently AGL owns, through a wholly-owned subsidiary, all of the outstanding shares of the Company's common and preferred stock.

The Company currently has the following securities outstanding:

- the First Mortgage Bonds (as defined below);
- 15,232,414 shares of common stock, par value $5 per share (all of which are owned by AGL through a wholly-owned subsidiary);
- 5,258 shares of 5.0% nonredeemable convertible preferred stock (all of which are owned by AGL through a wholly-owned subsidiary);
- 8,750 shares of 4.60% nonredeemable convertible preferred stock (all of which are owned by AGL through a wholly-owned subsidiary); and
- 15,000 shares of 4.48% mandatorily redeemable preferred stock (all of which are owned by AGL through a wholly-owned subsidiary).

The Company has no classes of securities currently registered or required to be registered under Section 12 of the Exchange Act. Other than the First Mortgage Bonds (as defined below), the Company has no classes of securities with a reporting obligation under Section 15(d) of the Exchange Act.

The Company has outstanding several series of First Mortgage Bonds (as defined below), issued under an indenture dated January 1, 1954, as amended and supplemented from time to time (the "Indenture"), between the Company and The Bank of New York Mellon Trust Company, N.A., as successor trustee. These First Mortgage Bonds are comprised of the 6.58% First Mortgage Bonds due 2028, 7.2% First Mortgage Bonds due 2016, 5.80% First Mortgage Bonds due 2023, 5.90% First Mortgage Bonds due 2032 and 5.90% First Mortgage Bonds due 2033 (the "Public First Mortgage Bonds"), and the 5.85% First Mortgage Bonds due 2036, 6.25% First Mortgage Bonds due 2038, 4.70% First Mortgage Bonds due 2019 and 2.86% First Mortgage Bonds due 2016 (the "Private First Mortgage Bonds" and together with the Public First Mortgage Bonds, the "First Mortgage Bonds"). As of January 16, 2013, there were 68 and 23 holders of record of the Public First Mortgage Bonds and Private First Mortgage Bonds, respectively, as determined pursuant to Exchange Act Rule 12g5-1.

The Public First Mortgage Bonds were issued in transactions registered pursuant to the Securities Act and the Private First Mortgage Bonds were issued in private placement transactions exempt from registration by virtue of Section 4(2) of the Securities Act. The Company has no reporting obligations pursuant to Section 12 of the Exchange Act with respect to the First Mortgage Bonds.

On February 25, 2009, the Company filed a registration statement on Form S-3 (the

"Form S-3"), which registered the offering of an additional $225,000,000 of the Company's First Mortgage Bonds. The Form S-3 was declared effective by the Commission on March 20, 2009. No sales were made pursuant to the Form S-3. The Form S-3 expired pursuant to the terms of Securities Act Rule 415(a)(5) on March 20, 2012, the third anniversary of its effective date; therefore, the Company does not intend to file a post-effective amendment to deregister unsold securities registered on the Form S-3, pursuant to the guidance in footnote 12 to Staff Legal Bulletin No. 18.

The Indenture governing the First Mortgage Bonds previously required the Company, even if it was not required to file reports with the Commission pursuant to the Exchange Act, to file with the Trustee and with the Commission the information and reports that would be required to be filed pursuant to the Exchange Act.

During 2012, the Company's management and Board of Directors decided to seek to suspend the Company's reporting requirements pursuant to the Indenture and the Exchange Act. With respect to the Indenture, the Company completed a consent solicitation from holders of the First Mortgage Bonds to amend the Indenture (the "Amendment") to eliminate the Company's contractual requirement to file reports pursuant to the Exchange Act. The Amendment was approved by the requisite holders of the First Mortgage Bonds and became effective on October 26, 2012. As amended, the Indenture requires the Company to make annual and quarterly financial information available to the holders of the First Mortgage Bonds, but does not require the Company to make any filings with the Commission if it is not otherwise so required by the Exchange Act. In addition, subject to obtaining the relief sought in this letter, the Company (1) intends to file a Form 15 to suspend immediately its duty to file reports under Section 15(d) of the Exchange Act pursuant to Rule 12h-3 and (2) thereafter will not file or otherwise provide reports under the Exchange Act on a voluntary basis.

Discussion

Rule 12h-3(a) under the Exchange Act provides that, subject to the provisions of paragraphs (c) and (d) of the rule, an issuer's duty under Section 15(d) of the Exchange Act to file reports with respect to a class of securities specified in Rule 12h-3(b) shall be suspended immediately upon the filing of a Form 15, if the issuer has filed all reports required by Section 13(a) of the Exchange Act for the shorter of its most recent three fiscal years and the portion of the current year preceding the date of the filing, or the period since the issuer became subject to such reporting obligation. The Company has filed all required reports under Section 13(a) of the Exchange Act for the period specified in Rule 12h-3(a) and will continue to file such required reports until the date a Form 15 is filed. Additionally, the First Mortgage Bonds as a class meet the criteria set forth in Rule 12h-3(b), as they are held of record by fewer than 300 record holders.

However, Rule 12h-3(c) provides that the relief provided under Rule 12h-3 is inapplicable to any class of securities for a fiscal year in which a registration statement relating to that class of securities became effective under the Securities Act, or is required to be updated pursuant to Section 10(a)(3) of the Securities Act. As such, a literal interpretation of Rule 12h-3(c) would prevent the Company from suspending its duty under Section 15(d) to file reports required by Section 13(a), despite satisfying Rule 12h-3(a) and (b), because the Company's 2011 Form 10-K, which was filed on February 22, 2012, had the technical effect of updating the Form S-3.

The purpose of Rule 12h-3 is to permit a company to suspend its reporting obligations when its securities are held by a small number of persons. The Staff has repeatedly indicated that a literal reading of Rule 12h-3(c) is not always justified by public policy reasons. In the proposing release to revise Rule 12h-3, the Commission stated that the purpose of current and periodic reporting under Section 15(d) is "to assure a stream of current information about an issuer for the benefit of purchasers in the registered offering, and for the public, in situations where Section 13 of the Exchange Act would not otherwise apply" and that "this [Rule 12h-3(c)] limitation is in keeping with the philosophy reflected in Section 15(d) of the Exchange Act that generally the investing public should have available complete information about the issuer's activities at least through the end of the year in which it makes a registered offering." See Exchange Act Release No. 34-20263 (October 5, 1983) (the "Proposing Release"). See also GrandSouth Bancorporation (available March 24, 2010); Harrington West Financial Group Inc. (available March 24, 2010); PureDepth, Inc. (available March 8, 2010); Craftmade International, Inc. (available January 27, 2010); DATATRAK International, Inc. (available August 12, 2009); Neuro-Hitech, Inc. (available July 30, 2009); Interlink Electronics, Inc. (available March 26, 2009); Metro One Telecommunications, Inc. (available March 4, 2009); I.C. Isaacs & Company, Inc. (available August 13, 2008); Questar Assessment, Inc. (available June 13, 2008).

The Company submits that if Rule 12h-3(c)'s purpose is to give the investing public complete information about the issuer's activities through the end of the year in which the issuer makes an offering, requiring the Company to continue to report would not further that purpose since no sales have occurred (or will occur) under the Form S-3.

In its Proposing Release, the Commission acknowledged that Congress recognized, with respect to Section 15(d) of the Exchange Act, that the benefits of current and periodic reporting by an issuer may not always be commensurate with the financial and administrative burdens imposed. The continued preparation of current and periodic reports would impose a financial burden on the Company and would involve significant management efforts. Even though the Company will continue to supplementally provide certain financial information to holders of the First Mortgage Bonds pursuant to the Indenture, there are significant incremental costs associated with continued preparation of current and periodic reports. For example, in the 2012 Form 10-K the Company would be required, among other items, to (1) detail tag in XBRL format its annual financial statements for the first time, (2) prepare and discuss with management a Management's Discussion and Analysis of Financial Condition and Results of Operations section and (3) provide a Management's Report on Internal Control Over Financial Reporting, all of which would not otherwise be required to be provided pursuant to the terms of the Indenture. If the Company were not required to file the 2012 Form 10-K, it would be able to reduce its third party costs modestly and redirect internal staffing resources. The Company estimates that the incremental costs associated with preparing and filing its 2012 Form 10-K would be in excess of $100,000, including XBRL and other filing expenses, and incremental auditing and legal fees. In addition, the Company would incur additional internal costs, including the cost of incremental management time and effort related to the preparation and filing of the 2012 Form 10-K. The

Company would also be required to continue to monitor and potentially prepare Current Report on Form 8-K filings through the date of the 2012 Form 10-K, which could lead to additional expense. Together, such burdens and efforts are disproportionate to the number of record holders and the benefits derived from the continued reporting for this period of time.

The Staff has previously concurred in allowing issuers to file a Form 15 notwithstanding that such issuers had effective registration statements that had been automatically updated during the current fiscal year. See, e.g., DT Sale Corp. (available November 14, 2011); Intraop Medical Corporation (available May 12, 2010); Harrington West Financial Group Inc. (available March 24, 2010); GrandSouth Bancorporation (available March 24, 2010); PureDepth, Inc. (available March 8, 2010); Craftmade International, Inc. (available January 27, 2010); International Wire Group, Inc. (available November 6, 2009); DATATRAK International, Inc. (available August 12, 2009); Neuro-Hitech, Inc. (available July 30, 2009); Metro One Telecommunications, Inc. (available March 4, 2009); I.C. Isaacs & Company, Inc. (available August 13, 2008); Questar Assessment, Inc. (available June 13, 2008).

The Company acknowledges that, if on the first day of any subsequent fiscal year there are more than 300 holders of record of the First Mortgage Bonds, the suspension of reporting obligations under Section 15(d) of the Exchange Act will lapse, and the Company will be required to resume periodic and current reporting under Section 15(d), as provided in Rule 12h-3.

Conclusion

For the foregoing reasons, it is respectfully requested that the Staff confirm that it concurs with the Company's view that the effectiveness of the Form S-3 during the fiscal year ending December 31, 2012, will not preclude the Company from using Rule 12h-3 under the Exchange Act to suspend the Company's obligation to file current and periodic reports under Section 15(d) of the Exchange Act, including the suspension of its duty to file its 2012 Form 10-K. If the relief requested above is granted, the Company will not be required under Section 13(a) or Section 15(d) of the Exchange Act or any other obligations of the Company to file reports with the Commission with respect to any of its securities.

Subject to the Staff's concurrence that it will not recommend enforcement action under the conditions stated in this letter, the Company will file a Form 15 certification requesting the suspension of its obligations to file current and periodic reports under Sections 13(a) and 15(d) of the Exchange Act.

If the Staff has any questions concerning this request or requires additional information, please contact me at (404) 572-3517 or via email at ktownsend@kslaw.com. If the Staff disagrees with any of the statements expressed herein, we respectfully request the opportunity to discuss such issues with the Staff prior to the issuance of any written response to this letter. Thank you in advance for your consideration of this matter. In accordance with footnote 68 of SEC Release No. 33-7427 (July 1, 1997), we are transmitting a copy of this letter by email.

Very truly yours,



Keith M. Townsend

cc: Paul R. Shlanta, Executive Vice President and General Counsel, Northern Illinois Gas Company and AGL Resources Inc.
William A. Palmer, Chief Counsel – Corporate and Securities, AGL Resources Inc.
Juliet G. Sy, Securities Counsel, AGL Resources Inc.